Exhibit 21

List of Subsidiaries

Name	State of Incorporation

NC Merger Corp.*	Ohio
The State Bank and Trust Company	Ohio
RFCBC, Inc.	Ohio
Rurban Mortgage Company**	Ohio
Rurbanc Data Services, Inc.	Ohio
Rurban Statutory Trust I	Declaration of Trust – State of Connecticut
Rurban Statutory Trust II	Declaration of Trust – State of Delaware

* NC Merger Corp. is a wholly-owned subsidiary of Rurbanc Data Services, Inc. and was formed for the purpose of facilitating the planned merger with New Core Holdings, Inc.

**Rurban Mortgage Company is a wholly-owned subsidiary of The State Bank and Trust Company